Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009 and Index Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 January 21, 2010

$ Principal Protected Knock-Out Notes due November 5, 2012 Linked to the S&P 500® Index Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek exposure to any moderate appreciation in the S&P 500® Index over the term of the Notes with full principal protection if Notes are held to maturity. Investors should be willing to forgo interest and dividend payments and to receive no return if (1) the appreciation of the Index is greater than 33.70% during the term of the Notes or (2) there is no appreciation in the Index during the term of the Notes.

•	Senior unsecured obligations of Barclays Bank PLC maturing November 5, 2012[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about January 21, 2010[2] (the “pricing date”) and are expected to issue on or about January 26, 2010[2] (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment for each $1,000 principal amount Note of $1,000 plus the additional amount, which may be zero. You will receive no interest payments during the term of the Notes.

Your principal is protected only if you hold your Notes to maturity.

Additional Amount:

The additional amount will be calculated as follows:

•        if the final level of the Index is greater than the initial level of the Index and no knock-out event has occurred, the additional amount will equal $1,000 multiplied by the underlying return.

•        if a knock-out event has occurred, the additional amount will equal zero.

•        if the final level of the Index is equal to or less than the initial level of the Index, the additional amount will equal zero.

Because the knock-out level is 133.70% of the initial level, the maximum additional amount is equal to $337.00 per $1,000 principal amount Note.

Knock-Out Event:	A knock-out event occurs if, on any scheduled trading day during the monitoring period, the closing level of the Index is greater than the knock-out level.

Knock-Out Level:	[—], which equals 133.70% of the initial level of the Index.

Monitoring Period:	The period from but excluding the pricing date to and including the final valuation date.

Underlying Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the closing level of the Index on the pricing date.

Final Level:	The closing level of the Index on the final valuation date.

Final Valuation Date:	October 31, 2012[1]

Maturity Date:	November 5, 2012[1]

Scheduled Trading Day:	Any day on which (a) the level of the Index is published, and (b) trading is generally conducted on the markets on which the securities comprising the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740JRX0 and US06740JRX09

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Asset or Variables (other than Commodities)” in the prospectus supplement. If the final valuation date is not a scheduled trading day, then the final valuation date will be the next succeeding scheduled trading day. If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

[2]	Expected. In the event we make any change to the expected pricing date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[3]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[3]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately [—]%, is [—]%. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, the index supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 and the index supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

•	Index supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190961/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume a knock-out event occurs if the closing level of the Index on any scheduled trading day during the monitoring period is greater than 1,537.86, which is equal to 133.70% of a hypothetical initial level of 1,150.23. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

FWP–2

		Knock-Out Event Has Not Occurred[1]		Knock-Out Event Has Occurred[2]
Final Level	Underlying Return	Payment at Maturity	Total Return on the Notes	Payment at Maturity	Total Return on the Notes
2,300.46	100.00%	N/A	N/A	$1,000.00	0.00%
2,185.44	90.00%	N/A	N/A	$1,000.00	0.00%
2,070.41	80.00%	N/A	N/A	$1,000.00	0.00%
1,955.39	70.00%	N/A	N/A	$1,000.00	0.00%
1,840.37	60.00%	N/A	N/A	$1,000.00	0.00%
1,725.35	50.00%	N/A	N/A	$1,000.00	0.00%
1,610.32	40.00%	N/A	N/A	$1,000.00	0.00%
1,552.81	35.00%	N/A	N/A	$1,000.00	0.00%
1,537.86	33.70%	$1,337.00	33.70%	$1,000.00	0.00%
1,495.30	30.00%	$1,300.00	30.00%	$1,000.00	0.00%
1,380.28	20.00%	$1,200.00	20.00%	$1,000.00	0.00%
1,265.25	10.00%	$1,100.00	10.00%	$1,000.00	0.00%
1,207.74	5.00%	$1,050.00	5.00%	$1,000.00	0.00%
1,150.23	0.00%	$1,000.00	0.00%	$1,000.00	0.00%
1,035.21	-10.00%	$1,000.00	0.00%	$1,000.00	0.00%
977.70	-15.00%	$1,000.00	0.00%	$1,000.00	0.00%
920.18	-20.00%	$1,000.00	0.00%	$1,000.00	0.00%
862.67	-25.00%	$1,000.00	0.00%	$1,000.00	0.00%
805.16	-30.00%	$1,000.00	0.00%	$1,000.00	0.00%
690.14	-40.00%	$1,000.00	0.00%	$1,000.00	0.00%
575.12	-50.00%	$1,000.00	0.00%	$1,000.00	0.00%
460.09	-60.00%	$1,000.00	0.00%	$1,000.00	0.00%
345.07	-70.00%	$1,000.00	0.00%	$1,000.00	0.00%
230.05	-80.00%	$1,000.00	0.00%	$1,000.00	0.00%
115.02	-90.00%	$1,000.00	0.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%	$1,000.00	0.00%

[1]	Closing level of the Index has not increased by more than 133.70% of the initial level on any scheduled trading day during the monitoring period.
[2]	Closing level of the Index has increased by more than 133.70% of the initial level on any scheduled trading day during the monitoring period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The highest closing level of the Index during the monitoring period was 1,380.28, and the final level of the Index was 1,265.25. Because the closing level of the Index was less than the knock-out level on each scheduled trading day during the monitoring period, a knock-out event has not occurred, the additional amount is equal to $100, and the final payment at maturity is equal to $1,100 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × 10%] = $1,100

Example 2: The highest closing level of the Index during the monitoring period was 1,552.81, and the final level of the Index was 1,380.28. Because the closing level of the Index was greater than the knock-out level on at least one scheduled trading day during the monitoring period, a knock-out event has occurred even though the underlying return of 20.00% is less than the knock-out level, and the additional amount is equal to zero. The final payment per $1,000 principal amount Note at maturity is the principal amount of $1,000.

Example 3: The highest closing level of the Index during the monitoring period was 1,380.28, and the final level of the Index was 1,092.72. Because the final level of the Index was lower than the initial level of the Index, the additional amount is equal to zero. The final payment per $1,000 principal amount Note at maturity is the principal amount of $1,000.

Selected Purchase Considerations

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

FWP–3

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices—S&P 500® Index” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.

If a knock-out event occurs on a day that is more than 6 months before the maturity date, applicable Treasury regulations provide that holders should adjust the prior and future interest inclusions in respect of their Notes in a reasonable manner. Although not entirely clear, we think it would be reasonable for an initial holder of the Notes to make such adjustments by (i) recognizing a net ordinary loss equal to any interest previously accrued on the Notes and (ii) not accuring any additional interest over the term of the Notes. Thereafter, the Notes will not be treated as contingent payment debt obligations and any gain or loss you recognize from a subsequent sale of the Notes should generally be characterized as capital gain or loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement.

•

Market Risk—The return on the Notes at maturity is linked to the performance of the Index and will depend on whether a knock-out event occurs and, if a knock-out event does not occur, the extent to which the underlying return is positive or negative. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF A KNOCK-OUT EVENT OCCURS OR IF THE FINAL LEVEL OF THE INDEX IS EQUAL TO OR LESS THAN THE INITIAL LEVEL OF THE INDEX.

•

The Notes May Not Pay More Than the Principal Amount at Maturity—You may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the stocks composing the Index or contracts related to the Index. If the closing level of the Index is greater than the knock-out level on at least one scheduled trading day during the monitoring period, the additional amount will be equal to zero, and you will receive no more than the full principal amount of your Notes at maturity. This will be true even if the closing level of the Index is greater than the knock-out level at some time during the term of the Notes but falls to or below the knock-out level on the final valuation date. Regardless of whether a knock-out event occurs, if the final level of the Index is equal to or less than the initial level of the Index, the additional amount will be equal to zero, and you will receive only the principal amount of your Notes at maturity.

•

The Knock-Out Feature of the Notes May Limit Returns—Your investment in the Notes may not perform as well as an investment in a security with a return that is based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited by the “knock-out” feature of the Notes. In the event that the closing level of the Index exceeds the knock-out level on any scheduled trading day during the monitoring period, the additional amount will be equal to zero, and you will receive only the principal amount of your Notes at maturity. Under these circumstances, your return will not reflect any potential increase in the final level of the Index, as compared to the initial level of the Index, which may be significant.

FWP–4

•

Your Maximum Return on the Notes is Limited—Because the knock-out level is set at 133.70% of the initial level, the additional amount will not exceed 33.75% of your principal amount, for a maximum payment at maturity of $1,337.00 per $1,000 principal amount Note.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	whether a knock-out event has occurred;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing levels of the Index from January 7, 2002 through January 19, 2010. The closing level of the Index on January 19, 2010 was 1,150.23.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any scheduled trading day during the monitoring period. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $18.50 per $1,000 principal amount Note.

FWP–6